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SEC FILE NUMBER
8-53738

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EquiLend LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 Liberty Street, 43rd Floor Suite 4310
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mr. Paul Nigrelli	212-901-2228	Paul.Nigrelli@equilend.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Nigrelli _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EquiLend LLC _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KAZUKO WACHTER
Notary Public, State of New York
Reg. No. 02WA6396884
Qualified in New York County
Commission Expires 08/26/2027

3/18/26

Signature:

Title:
CFO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5(d)
and Report of
Independent Registered Public Accounting Firm

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

December 31, 2025

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of EquiLend LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EquiLend LLC (the "Company") as of December 31, 2025, and the related statement of operations, changes in member's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I - Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2025 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

New York, New York

March 18, 2026

We have served as the Company's auditor since 2024.

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
(646) 471 3000

www.pwc.com/us

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Financial Condition
As of December 31, 2025

Assets

Cash and cash equivalents	$ 18,872,704
Due from affiliates	10,406,746
Accounts receivable	225,284
Other assets	618
Total assets	$ 29,505,352

Liabilities

Due to affiliates	13,767,459
Other liabilities	97,172
Total liabilities	13,864,631

Member's equity

Accumulated deficit	(4,798,967)
Member's contributions	20,439,688
Total member's equity	15,640,721
Total liabilities and member's equity	$ 29,505,352

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Operations
Year ended December 31, 2025

Revenues

Participation fees	$ 61,199,535
Brokerage fees from affiliates	21,602,937
Other income	180,489
Total revenues	82,982,961

Expenses

Employee compensation and benefits	29,391,082
Cost plus expense	16,285,497
Technology and communications	9,998,842
Internally developed software amortization	5,917,879
Professional services	3,811,391
Office general and administrative	3,422,185
Fixed asset depreciation	2,041,674
Occupancy	1,303,721
Total expenses	72,172,271
Net income	10,810,690

Confidential Treatment Requested. The accompanying notes are an integral part of these financial statements.

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Changes in Member's Equity
Year ended December 31, 2025

	Member's Contributions	Accumulated Deficit	Total
Member's equity at December 31, 2024	$ 20,200,000	$ (15,609,657)	$ 4,590,343
Capital return	(2,000,000)	-	(2,000,000)
Capital contribution	2,239,688	-	2,239,688
Net income	-	10,810,690	10,810,690
Member's equity at December 31, 2025	$ 20,439,688	$ (4,798,967)	$ 15,640,721

Confidential Treatment Requested. The accompanying notes are an integral part of these financial statements.

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Cash Flows
Year ended December 31, 2025

Cash flows from operating activities

Net income	$	10,810,690
Adjustments to reconcile net income to net cash used in operating activities		
Stock based compensation	$	2,239,688
Increase and decrease in operating assets and liabilities		
Decrease in accounts receivable		32,791
Increase in due from affiliates		(9,607,745)
Decrease in other assets		37,384
Increase in due to affiliates		11,085,006
Decrease in other liabilities		(186,300)
Net cash used in operating activities		14,411,514
Net increase in cash and cash equivalents		14,411,514
Cash and cash equivalents at beginning of year		4,461,190
Cash and cash equivalents at end of year	$	18,872,704
Non-cash investing and financing activities		
Capital withdrawals to Parent	$	2,000,000
Capital contribution		2,239,688

Confidential Treatment Requested. The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

EquiLend LLC (the "Company"), a Delaware limited liability company, was formed in 2001. In 2002, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered as an Alternative Trading System as a member of the SEC and FINRA. In 2015, the Company became registered to conduct business in Australia and is registered with the Australian Securities & Investments Commission ("ASIC"). In 2020, the Company registered with the Ontario Securities Commission ("OSC") in Canada.

EquiLend Holdings LLC (the "Parent") has developed a global platform (the "Platform") for the automation and negotiation of securities financing transactions between securities lenders and borrowers. The Company, through a service agreement with the Parent, offers services to users through the Platform along with the Company affiliate, EquiLend Limited. Additional company affiliates include EquiLend Europe Limited, EquiLend Canada Corp., EquiLend Limited UK Branch, EquiLend Asia Limited, DataLend LLC, EquiLend Clearing LLC, Automated Equity Finance Markets, Inc., Stonewain Systems, Inc., Orbisa LLC, Trading Apps Holdings Limited, Trading Apps Limited, and Trading Apps LLC (collectively the "Affiliates"). The Company and the Affiliates are wholly owned subsidiaries of Endeavor Top Co, Inc. (the "Ultimate Parent"). The Parent is a wholly owned subsidiary of the Ultimate Parent. Welsh, Carson, Anderson & Stowe ("WCAS") is the majority owner of the Ultimate Parent.

The Company maintains an office in New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. These estimates are based on the best available information and actual results could differ from those estimates.

Cash and cash equivalents

All highly liquid investments with original maturities of three months or less when acquired are considered to be cash equivalents. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable FDIC limitations. As of December 31, 2025, cash and cash equivalents include cash deposits held in US and foreign currency accounts and investments in money market funds with original maturities of three months or less.

Confidential Treatment Requested.

Revenue from contracts with customers

The Company recognizes revenue earned from contracts with customers for services, including access to the Platform, post-trade services and brokerage fees from affiliates, when the performance obligations related to the underlying transaction are satisfied.

Revenues from these contracts with customers represent substantially all Participation fees and Brokerage fees from affiliates for the year ended December 2025.

Revenues	Amount
Participation fees	
Platform fees	$49,861,323
Post-trade services	$11,338,212
Brokerage fees from affiliates	$21,602,937

Participation fees

The Company earns Participation fees from facilitating securities lending and borrowing transactions on the Platform and providing post-trade services to customers.

Platform fees

The Company provides access to the Platform to customers for the negotiation of securities financing transactions between securities lenders and borrowers. Platform fees are recognized over-time as the performance obligation is satisfied. The Company uses an output-based method of revenue recognition and recognizes revenue based on the number of securities financing transactions on the Platform for each customer. Revenues billed in advance are recognized on the Statement of Financial Condition and recognized over the period to which the performance obligation is satisfied.

Post-trade services

Post-trade services revenue is generated from regulatory transaction reporting and other post-trade services provided to customers.

Regulatory transaction reporting is provided to customers through an annual contract. For customers who historically have exceeded the fee cap in the contract, the Company has a stand-ready performance obligation through the annual contract term. Therefore, the fees are recognized ratably over-time throughout the annual contract period as the performance obligation is satisfied over-time. For customers who historically have not

Confidential Treatment Requested.

exceeded the fee cap in the contract, the Company uses an output-based method of revenue recognition and recognizes revenue based on the number of securities financing transactions subject to the regulatory transaction reporting. Revenues billed in advance for regulatory transaction reporting are recognized on the Statement of Financial Condition and recognized over the period to which the performance obligation is satisfied.

Other post-trade services are provided to customers through an annual subscription contract. The Company has a stand-ready performance obligation through the annual contract term. Therefore, the fees are recognized ratably over-time throughout the annual contract period as the performance obligation is satisfied over-time. Revenues billed in advance for post-trade services are recognized on the Statement of Financial Condition and recognized over the period to which the performance obligation is satisfied.

Brokerage fees from affiliates

In addition, the Company collects and remits revenue on behalf of the Affiliates related to platform fees earned by Affiliates. Brokerage fees from affiliates represent platform fees earned from EquiLend Limited and EquiLend Limited UK Branch for the facilitation of securities lending and borrowing transactions executed by the users of these affiliates, recognized consistently with the platform fees section above. The brokerage fees revenue is recognized when such services are rendered for these affiliates and the performance obligation is satisfied.

Accounts Receivable

Accounts receivables are stated at the amount the Company expects to collect and do not bear interest. The Company's accounts receivable arise from Participation fees in the U.S. and abroad. The expected credit losses of receivable balances are regularly evaluated based on a combination of factors such as customer creditworthiness, past transaction history with the customer and current economic industry trends. Changes to expected credit losses during the year would be recognized in earnings. There were no credit losses incurred in 2025 and no allowance for expected credit losses was established at December 31, 2025, as the Company believes that expected losses will be immaterial.

Taxes

The Company is a single member limited liability company, which is treated as a disregarded entity for income tax purposes. As such, the Company is not subject to income tax and all activity is included at the Ultimate Parent level.

Business Segments

The Company is engaged in a single line of business as a broker-dealer, providing a platform and services related to securities financing transactions. The Company has identified its CFO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy,

such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Accounting Standards Updates

In November 2024, the FASB issued ASU No. 2024-03, "Disaggregation of Income Statement Expenses." This ASU requires additional disaggregation of certain expenses within the footnotes to the financial statements. This ASU is effective for the Company for annual periods beginning in 2027 and interim periods beginning in 2028, under a prospective approach. Early adoption and retrospective application is permitted. Since this ASU only requires additional disclosures, adoption of this ASU will not have an impact on the Company's financial condition, results of operations or cash flows.

3. NET CAPITAL REQUIREMENT

The Company is a registered U.S. broker-dealer and therefore is subject to the SEC Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2025, the Company had net capital of $4,894,004 which was $3,969,695 in excess of its required net capital of $924,309. The ratio of aggregate indebtedness to net capital was 2.83 to 1.

4. RELATED PARTIES

Of the revenue earned from Participation fees, $13,843,026 has been earned from firms that were members or affiliates of members of the Parent during the period ended December 31, 2025. There were no accounts receivable as it relates to Participation fees owed to the Company by members or affiliates of members of the Parent.

The Company has entered into a Securities Service Agreement (the "Agreement") with EquiLend Limited, and EquiLend Limited UK Branch under which the Company performs services, including the facilitation of securities lending and borrowing transactions, on behalf of the above mentioned affiliates. The Company earns a fee from each of these affiliates. These revenues, presented as brokerage fees on the statement of operations, total $21,602,937 for the year ended December 31, 2025. Under the Agreement, the Parent acts as a billing agent for Participation fees on behalf of these affiliates. Participation fees are earned by these affiliates when the affiliates are designated as the operating entity in the underlying user agreement between the Company, the affiliates and the user. As of December 31, 2025, the Company owed EquiLend Canada Corp, EquiLend Europe Limited, EquiLend Asia Limited, EquiLend Limited, and EquiLend Limited UK Branch $426,498, $5,084,021, $788,785, $3,026,055 and $4,442,100 respectively, which is included in the due to affiliates balance on the Statement of Financial Condition.

EquiLend Europe Limited, EquiLend Canada Corp. and EquiLend Asia Limited service clients in the UK, Canada and Asia regions on behalf of the Company. Costs associated with this service are funded by the

Confidential Treatment Requested.

Company through a cost plus arrangement by which the Company will pay EquiLend Europe Limited, EquiLend Canada Corp. and EquiLend Asia Limited a reimbursement for expenses incurred plus an 8% markup. For the year ended December 31, 2025, $16,285,497 of expenses resulting from this arrangement, presented as cost plus expense on the statement of operations, were incurred. The Company has entered into a services agreement with the Parent (the "Services Agreement") under which the Parent allocates a portion of the operating costs to the Company. Such expenses totaled $55,886,774 for the year ended December 31, 2025 consisting primarily of employee compensation and benefits, technology and communication costs, internally developed software amortization, occupancy costs, fixed asset depreciation, office general and administrative costs and professional fees. The basis of the allocation is determined in accordance with the service agreement using an allocation of time spent on behalf of each company as the inputs in that formula. The Company reimburses the Parent for allocated expenses on a monthly basis.

During the period ended December 31, 2025, the Company returned capital of $2,000,000 to the Parent and the Company received $2,239,688 in non-cash capital from the Parent to allocate stock-based compensation expense to the Company.

5. DEFERRED COMPENSATION – STOCK OPTION PLAN

In fiscal year 2024, the Ultimate Parent established a Stock Option Plan (the "Option Plan") which was designed to ensure that the interests of key employees and other participants are aligned with the Company's success. The Option Plan provided compensation opportunities to attract, retain and motivate the Company's employees and other participants. The Option Plan allowed for options to be issued which entitled the holder to receive cash payments equal to the redemption value as defined in the Option Plan once the options have vested. The options vest through time and performance. 50% of the grant vests in five equal installments (10% of the total grant each) at 12, 24, 36, 48, and 60 months after the Grant Date, subject to continued employment on each vesting date. 50% of Option Shares vest upon Sale of the Company if WCAS and its Affiliates achieve on a cumulative basis either (i) a Return on Total Investment ≥ 2.0x (20% IRR) = 50% vesting, or (ii) Return on Total Investment ≥ 2.5x (25% IRR) = 100% vesting, provided the employee remains employed or providing services through the date the Company is acquired. As of December 31, 2025, $2,239,688 of stock option expenses has been recognized in Employee compensation and benefits within the statement of operations related to time vesting of granted options. No expense was recognized for performance vesting.

	2025	
	Recognized Expense	**Unrecognized Expense**
Time vesting units	2,239,688	3,911,860
Performance vesting units	-	4,330,068
Share-based compensation expense	**2,239,688**	**8,241,928**

	Time	**Performance**
Weighted Average Grant date Fair Value	$398.50	$213.80
Unrecognized expense	$3,911,860	$4,330,068
Weighted Average remaining period to recognize unrecognized expense	4.01	3.67
Expense recognized	$2,239,688	-

The fair value of each option award is estimated on the date of grant using Black-Scholes valuation model for time-based awards and Monte Carlo simulation for performance-based Awards that uses the assumptions noted in the following table.

6. CONTINGENCIES

In the ordinary course of business the Company enters into contracts that contain a variety of representations and warranties and which may provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

7. CONCENTRATION OF CREDIT RISK

During the year ended December 31, 2025, no customer accounted for more than 3% of the Company's total revenues. The Parent Company has collected all receivables outstanding as of December 31, 2025 in January 2026.

8. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through March 18, 2026 (the date the financial statements were issued).

SUPPLEMENTARY INFORMATION

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Schedule I - Computation of Net Capital Pursuant to Uniform Net Capital Rule
15c3-1 of the Securities and Exchange Commission
December 31, 2025

Computation of net capital	
Total member's equity	$ 15,640,721
Deductions and/or charges	
Nonallowable assets	
Accounts receivable	225,284
Other assets	618
Due from affiliates	10,406,746
Total nonallowable assets	10,632,648
Tentative net capital	5,008,073
Haircuts on foreign exchange and securities - money market funds	114,069
Net capital	$ 4,894,004
Aggregate indebtedness	
Items included in the statement of financial condition	
Other liabilities	97,172
Due to affiliates	13,767,459
Total aggregate indebtedness	$ 13,864,631
Computation of basic net capital requirement	
Minimum net capital required - the greater of $5,000 or	
6-2/3% of aggregate indebtedness	$ 924,309
Excess net capital	$ 3,969,695
Ratio of aggregate indebtedness to net capital	2.83 to 1

There are no material differences between the amounts presented above and the amounts reported in the Company's December 31, 2025, amended unaudited Part IIA Focus report filed on March 17, 2026.

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company does not claim an exemption under paragraph (k) of Rule 15c3-3 of the SEC. Instead, the Company relied on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) collection of participation fees from customers for the negotiation of securities financing transactions between securities lenders and borrowers and for post-trade services and (2) collection of brokerage fees from affiliates. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.



Report of Independent Registered Public Accounting Firm

To the Management and the Board of Directors of EquiLend LLC

We have reviewed EquiLend LLC's assertions, included in the accompanying EquiLend LLC's Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to : (1) collection of participation fees from customers for the negotiation of securities financing transactions between securities lenders and borrowers and for post-trade services and (2) collection of brokerage fees from affiliates, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

New York, New York

March 18, 2026

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
(646) 471 3000

www.pwc.com/us



EQUILEND

EquiLend LLC's Exemption Report

EquiLend LLC (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) collection of participation fees from customers for the negotiation of securities financing transactions between securities lenders and borrowers and for post-trade services and (2) collection of brokerage fees from affiliates, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and; (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

EquiLend LLC

I, Paul Nigrelli, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature line

Paul Nigrelli, CFO

03/18/2026
Date

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SEC FILE NUMBER
8-53738

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EquiLend LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 Liberty Street, 43rd Floor Suite 4310
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mr. Paul Nigrelli	212-901-2228	Paul.Nigrelli@equilend.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Nigrelli _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EquiLend LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KAZUKO WACHTER
Notary Public, State of New York
Reg. No. 02WA6396884
Qualified in New York County
Commission Expires 08/26/2027

3/18/26

Signature: _____

Title: _____
CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Statement of Financial Condition and Report of
Independent Registered Public Accounting Firm

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

December 31, 2025

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of EquiLend LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of EquiLend LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York

March 18, 2026

We have served as the Company's auditor since 2024.

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
(646) 471 3000

www.pwc.com/us

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Financial Condition
As of December 31, 2025

Assets

Cash and cash equivalents	$ 18,872,704
Due from affiliates	10,406,746
Accounts receivable	225,284
Other assets	618
Total assets	$ 29,505,352

Liabilities

Due to affiliates	13,767,459
Other liabilities	97,172
Total liabilities	13,864,631

Member's equity

Accumulated deficit	(4,798,967)
Member's contributions	20,439,688
Total member's equity	15,640,721
Total liabilities and member's equity	$ 29,505,352

The accompanying notes are an integral part of this financial statement.

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Notes to Statement of Financial Condition
December 31, 2025

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

EquiLend LLC (the "Company"), a Delaware limited liability company, was formed in 2001. In 2002, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered as an Alternative Trading System as a member of the SEC and FINRA. In 2015, the Company became registered to conduct business in Australia and is registered with the Australian Securities & Investments Commission ("ASIC"). In 2020, the Company registered with the Ontario Securities Commission ("OSC") in Canada.

EquiLend Holdings LLC (the "Parent") has developed a global platform (the "Platform") for the automation and negotiation of securities financing transactions between securities lenders and borrowers. The Company, through a service agreement with the Parent, offers services to users through the Platform along with the Company affiliate, EquiLend Limited. Additional company affiliates include EquiLend Europe Limited, EquiLend Canada Corp., EquiLend Limited UK Branch, EquiLend Asia Limited, DataLend LLC, EquiLend Clearing LLC, Automated Equity Finance Markets, Inc., Stonewain Systems, Inc., Orbisa LLC, Trading Apps Holdings Limited, Trading Apps Limited, and Trading Apps LLC (collectively the "Affiliates"). The Company and the Affiliates are wholly owned subsidiaries of Endeavor Top Co, Inc. (the "Ultimate Parent"). The Parent is a wholly owned subsidiary of the Ultimate Parent. Welsh, Carson, Anderson & Stowe ("WCAS") is the majority owner of the Ultimate Parent.

The Company maintains an office in New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statement, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. These estimates are based on the best available information and actual results could differ from those estimates.

Cash and cash equivalents

All highly liquid investments with original maturities of three months or less when acquired are considered to be cash equivalents. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable FDIC limitations. As of December 31, 2025, cash and cash equivalents include cash deposits held in US and foreign currency accounts and investments in money market funds with original maturities of three months or less.

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Notes to Statement of Financial Condition
December 31, 2025

Accounts Receivable

Accounts receivables are stated at the amount the Company expects to collect and do not bear interest. The Company's accounts receivable arise from Participation fees in the U.S. and abroad. The expected credit losses of receivable balances are regularly evaluated based on a combination of factors such as customer creditworthiness, past transaction history with the customer and current economic industry trends. Changes to expected credit losses during the year would be recognized in earnings. There were no credit losses incurred in 2025 and no allowance for expected credit losses was established at December 31, 2025, as the Company believes that expected losses will be immaterial.

Taxes

The Company is a single member limited liability company, which is treated as a disregarded entity for income tax purposes. As such, the Company is not subject to income tax and all activity is included at the Ultimate Parent level.

Business Segments

The Company is engaged in a single line of business as a broker-dealer, providing a platform and services related to securities financing transactions. The Company has identified its CFO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

3. **NET CAPITAL REQUIREMENT**

The Company is a registered U.S. broker-dealer and therefore is subject to the SEC Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2025, the Company had net capital of $4,894,004 which was $3,969,695 in excess of its required net capital of $924,309. The ratio of aggregate indebtedness to net capital was 2.83 to 1.

4. **RELATED PARTIES**

Of the revenue earned from Participation fees, there were no accounts receivable as it relates to Participation fees owed to the Company by members or affiliates of members of the Parent.

The Company has entered into a Securities Service Agreement (the "Agreement") with EquiLend Limited, and EquiLend Limited UK Branch under which the Company performs services, including the facilitation of securities lending and borrowing transactions, on behalf of the above mentioned affiliates. The Company earns a fee from each of these affiliates. Under the Agreement, the Parent acts as a billing agent for

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Notes to Statement of Financial Condition
December 31, 2025

Participation fees on behalf of these affiliates. Participation fees are earned by these affiliates when the affiliates are designated as the operating entity in the underlying user agreement between the Company, the affiliates and the user. As of December 31, 2025, the Company owed EquiLend Canada Corp, EquiLend Europe Limited, EquiLend Asia Limited, EquiLend Limited, and EquiLend Limited UK Branch $426,498, $5,084,021, $788,785, $3,026,055 and $4,442,100 respectively, which is included in the due to affiliates balance on the Statement of Financial Condition.

EquiLend Europe Limited, EquiLend Canada Corp. and EquiLend Asia Limited service clients in the UK, Canada and Asia regions on behalf of the Company. Costs associated with this service are funded by the Company through a cost plus arrangement by which the Company will pay EquiLend Europe Limited, EquiLend Canada Corp. and EquiLend Asia Limited a reimbursement for expenses incurred plus an 8% markup.

The Company has entered into a services agreement with the Parent (the "Services Agreement") under which the Parent allocates a portion of the operating costs to the Company. The Company reimburses the Parent for allocated expenses on a monthly basis.

During the period ended December 31, 2025, the Company returned capital of $2,000,000 to the Parent and the Company received $2,239,688 in non-cash capital from the Parent to allocate stock-based compensation expense to the Company.

5. CONTINGENCIES

In the ordinary course of business the Company enters into contracts that contain a variety of representations and warranties and which may provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

6. CONCENTRATION OF CREDIT RISK

The Parent Company has collected all receivables outstanding as of December 31, 2025 in January 2026.

7. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statement through March 18, 2026 (the date the financial statement was issued).